Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
IR@axtel.com.mx

AXTEL JOINS THE MEXICAN STOCK EXCHANGE INDEX (IPC)

•	AXTEL one of six new entrants to the IPC in 2008

San Pedro Garza García, Mexico, January 09, 2008 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a leading Mexican fixed-line integrated telecommunications company, announced today that it will be included in the Price and Quotations Index (Indice de Precios y Cotizaciones, the "IPC") of the Mexican Stock Exchange beginning on February 2008.

AXTEL is among 6 new companies to be included in the IPC, the most important index of Mexico’s Stock Exchange, for the period of February 2008 to January 2009. The sample of companies that comprise the IPC is reviewed on an annual basis, and consists of the 35 most active stocks listed on the stock exchange.

Mr. Patricio Jimenez Barrera, Chief Financial Officer stated, “AXTEL’s inclusion into the IPC is an important achievement for the Company. Since our Initial Public Offering, we have worked diligently and have remained committed to creating shareholder value. The increased liquidity in the stock which allowed us to form part of the IPC will also translate into a broader investor base which in turn should benefit all shareholders of AXTEL. During 2007 our CPO moved from 37th to the 22nd most active stock in the Mexican Stock Exchange.”

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 27 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including fixed-wired access, copper, fiber optic, point to multipoint and traditional point to point microwave access solutions, among others.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx